

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 27, 2018

Steven J. Kean
Chairman and Chief Executive Officer
Kinder Morgan Canada Limited
Suite 2700, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 5J2

> **Re:** **Kinder Morgan Canada Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2018**
> **File No. 0-55864**

Dear Mr. Kean:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director
                        Office of Natural Resources

cc: Adé Heyliger
        Weil, Gotshal & Manges LLP